UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Private Placement of Note and Warrant

On January 15, 2024, Fitell Corporation, a Cayman Islands exempted company with limited liability (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Flying Height Consulting Services Limited (the “Investor”). Pursuant to the Purchase Agreement, the Company issued to the Investor a three-year 8% senior unsecured convertible promissory note in the principal amount of $3,600,000, with an 8% original issue discount (the “Note”) and, as additional consideration for the purchase of the Note, a stock purchase warrant to purchase 5,645,455 Ordinary Shares (the “Warrant”), for the funding amount of $3,312,000. The proceeds from the sale of the Note and Warrant shall be used by the Company for general working capital.

Pursuant to the Note, the Investor may convert all or any part of the remaining outstanding principal amount of the Note and unpaid interest on the date of conversion (the “Conversion Amount”) into fully paid and non-assessable ordinary shares, par value $0.0001 per share of the Company (the “Ordinary Shares”) at any time after the issuance of the Note until the later of (i) January 15, 2027, the maturity date of the Note and (ii) the date of payment upon any event of default. The conversion price of the Note is equal to the lowest closing price for the Company’s Ordinary Shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the Conversion Price shall not be lower than $0.80 per share (the “Floor Price”). The Conversion Price and the Floor Price are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications, extraordinary distributions and similar events. In addition to voluntary conversion rights of the Investor, the Company will have the right, but not the obligation, at any time after six months following the date of the issuance of the Note, to require the Investor to convert the outstanding principal amount of the Note and unpaid interest into Ordinary Shares if the closing price per share of Ordinary Shares exceeds $10.00 per share as reported on The Nasdaq Capital Market.

The Warrant entitles the Investor to purchase up to 5,645,455 Ordinary Shares of the Company, commencing on January 15, 2024, the date of the issuance of the Warrant, and ending on the date that is sixty (60) months from the date of the issuance of the Warrant (the “Exercise Period”) at an exercise price of $1.056 per share, subject to customary adjustments. The Warrant includes a cashless exercise option.

The issuances of the Note and Warrant were, and, upon conversion of the Note and exercise of the Warrant to Ordinary Shares, will be, exempt from registration requirements in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506(b) of Regulation D (“Regulation D”) and/or Regulation S, as promulgated by the Securities and Exchange Commission (the “SEC”) thereunder. At the time of their issuance, the Note and the Warrant were deemed to be restricted securities for purposes of the Act and will bear restrictive legends to that effect.

The foregoing descriptions of the Note, the Purchase Agreement, and the Warrant are not complete and are qualified in their entirety by reference to the full text of the Note, the Purchase Agreement, and the Warrant, copies of which are attached as Exhibits 4.1, 10.1, and 10.2, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description

4.1	Senior Unsecured Convertible Promissory Note dated January 15, 2024, in the principal amount of $3,600,000 issued by Fitell Corporation to Flying Height Consulting Services Limited.
10.1	Securities Purchase Agreement dated January 15, 2024, by and between Fitell Corporation and Flying Height Consulting Services Limited.
10.2	Warrant dated January 15, 2024, issued by Fitell Corporation to Flying Height Consulting Services Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2024	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)